Exhibit 99.2

FOR IMMEDIATE RELEASE

Mindray Announces Up to $100 Million Share Repurchase Program

Shenzhen, China – November 7, 2011 – Mindray Medical International Limited (“Mindray” or “Company”, NYSE: MR), a leading developer, manufacturer and marketer of medical devices worldwide, today announced that its Board of Directors has approved a share repurchase program. The share repurchase program is authorized to be in effect through December 2012.

Under the program, Mindray is authorized to repurchase up to US$100 million worth of its issued and outstanding ordinary shares, from time to time, in open-market purchases on the NYSE Euronext of its American Depositary Shares (“ADSs”) at prevailing market prices, in trades pursuant to a Rule 10b5-1 repurchase plan, or otherwise, in accordance with applicable federal securities laws, including the anti-manipulation provisions of Rule 10b-18, promulgated under the U.S. Securities Exchange Act of 1934, as amended (“Rule 10b-18”). The Company expects to use cash, internally generated funds, and/or bank borrowings to finance the repurchase.

Repurchases will be made at management’s discretion, subject to restrictions on price, volume, and timing. The timing and extent of any purchases will depend upon market conditions and the trading price of its ADSs, as well as other factors. The repurchase program does not obligate Mindray to make repurchases at any specific time or situation. Mindray’s Board will periodically review the share repurchase program and may authorize adjustments to the program’s terms and size. The share repurchase program may also be suspended or discontinued at any time.

Mr. Xu Hang, Chairman and co-Chief Executive Officer of Mindray, commented, “This share buyback program reflects our confidence in the long-term growth prospects of Mindray, as well as our commitment to increasing shareholder value. In addition, we believe we have a strong balance sheet and expect to continue to actively pursue other growth opportunities.”

About Mindray Medical International Limited

We are a leading developer, manufacturer and marketer of medical devices worldwide. We maintain global headquarters in Shenzhen, China, U.S. headquarters in Mahwah, New Jersey and multiple sales offices in major international markets. From our main manufacturing and engineering base in China and through our worldwide distribution network, we are able to supply internationally a broad range of products across three primary business segments, comprised of patient monitoring and life support products, in-vitro diagnostic products and medical imaging systems. For more information, please visit: http://ir.mindray.com.

Forward Looking Statements

This press release contains “forward-looking statements,” including, among other things, Mindray’s anticipated repurchase of its ADSs and the expected duration of the repurchase program, and the statement that Mindray may repurchase all US$100 million worth of ADSs, or no ADSs, or any amount in between, and lengthen or shorten the repurchase period, depending on the trading price of its ADSs, which may be positively or negatively impacted by the repurchase program, market conditions, determinations following the date of this announcement to use such funds for other purposes, or for other reasons; that Mindray expects to use cash, internally generated funds, and/or bank borrowings to finance the repurchase; that Mindray’s Board will periodically review the share repurchase program and may authorize adjustments to the program’s terms and size; that the share repurchase program may also be suspended or discontinued at any time; and that Mindray will continue to actively pursue other growth opportunities. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside of our control. For a discussion of important factors that could adversely affect our business, financial condition, results of operations and prospects, see “Risk Factors” beginning on page 4 of our 2010 Annual Report filed with the Securities and Exchange Commission on April 8, 2011. We undertake no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this press release. Such information speaks only as of the date of this release.

For investor and media inquiries please contact:

In the U.S:

Hoki Luk

Western Bridge, LLC

Tel: +1-646-808-9150

Email: hoki.luk@westernbridgegroup.com

In China:

Cathy Gao

Mindray Medical International Limited

Tel: +86-755-8188-8023

Email: cathy.gao@mindray.com